August 16, 2012

Via Edgar
Paul Monsour
Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Stratex Oil & Gas Holdings, Inc.
Current Report on Form 8-K
Filed July 12, 2012, as amended on July 13, 2012
File No. 333-164856

Dear Mr. Monsour:

We are in receipt of your comment letter dated August 10, 2012 to the above referenced Current Report filing. We hereby request an extension of 10 business days to submit our amended Current Report and response letter. The amended Current Report and response letter will be filed on September 10, 2012.

Very truly yours,

Meister Seelig & Fein, LLP

By: /s/Gary S. Eaton
Gary S. Eaton